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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

August 14, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Oil Refiners ETF, a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2015. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be incorporated into the Fund’s Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please consider adding an “Authorized Participant Concentration Risk” risk factor to the “Risks of Investing in the Fund” section of the Prospectus.

Response 1. We have added a risk factor entitled “AP Concentration Risk” to the “Risks of Investing in the Fund—Additional Risks” section of the Prospectus.

Comment 2.	Please consider whether it is appropriate to revise the “Premium/Discount Risk” risk factor to take into account the effect that investing in foreign securities may have on the Fund’s premiums or discounts to net asset value (e.g., there are likely to be deviations between a security’s current fair value price and its closing price that could result in larger premiums or discounts).

Response 2. The disclosure has been revised accordingly.

Comment 3.	Please confirm that the fee waiver will be in place for at least one year and that the Adviser cannot recoup fees or expenses reimbursed.

Response 3. We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s prospectus and have revised the disclosure accordingly. The Adviser cannot recoup fees or expenses reimbursed.

Comment 4.	We note that in the “Principal Investment Strategies” section of the Prospectus it states that, “Companies which operate in the marketing and distribution of these products may be included in the Index if crude oil refining is performed in company-owned refineries.” Please state whether the Fund’s investments in “distribution” companies (e.g., companies operating pipelines and/or transmission facilities) are included in the Fund’s 80% test. If yes, please explain how this is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Comment 4. The Index is comprised of securities of companies that generate at least 50% of their revenues from (or, in certain circumstances, have at least 50% of their assets related to) crude oil refining. Companies that own oil refineries and meet the requirements of the preceding sentence that also market and distribute their refined products (i.e., the marketing and distribution functions are in addition and complementary to the refining) are also eligible for inclusion in the Index. The Index Provider constructed the Index methodology to seek to capture the whole value chain of oil refining. Accordingly, we believe the Fund’s name is consistent with Rule 35d-1 under the 1940 Act.

Comment 5.	Please revise the “Principal Investment Strategies” section to identify the types of securities (e.g., equity securities and/or depositary receipts) included in the Index, adding risk disclosure if necessary.

Response 5. The disclosure has been revised accordingly.

Comment 6.	Please consider adding disclosure related to securities of Asian issuers to the “Principal Investment Strategies” section.

Response 6. We respectfully acknowledge your comments; however, we believe the existing disclosure is appropriate. The Fund does not have any specific target allocation with respect to Asian securities and that the percentage of the Fund’s portfolio that is expected to be invested in Asian securities will change over time. However, we have included the risks of investing in Asian issuers as a principal risk of the Fund because securities issued by Asian issuers are currently expected to represent a substantial portion of the Fund’s portfolio.

Comment 7.	Please consider revising the “Risks of Investing in Medium-Capitalization Companies” risk factor to include small-capitalization companies. We note that a company with a market capitalization of approximately $988 million is included in the Index.

Response 7. We respectfully acknowledge your comment; however, we believe the existing disclosure is appropriate. The Index currently includes two positions of companies deemed by the Index Provider to be small-capitalization companies, which represents less than 2.0% of the overall Index.

Comment 8.	Please explain how the following sentence is consistent with Rule 35d-1: “Convertible securities and depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index, and in managing cash flows, and may count towards compliance with the Fund’s 80% policy.”

Response 8. We have deleted the reference to convertible securities. The Trust has received relief to treat depositary receipts that represent component securities of the Index as component securities for purposes of the Fund’s 80% policy. See the Application that was noticed in Release No. IC-29455 dated October 1, 2010 and the order granting the relief requested contained in Release No. IC-29490 dated October 26, 2010 (File No. 812-13624).

STATEMENT OF ADDITIONAL INFORMATION

Comment 9.	Please revise fundamental investment restriction #7 as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry except that the Fund ~~may~~ will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. [(Emphasis added.)]

Response 4. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Joseph McClain at (212) 698-3868 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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